MANAGEMENT'S DISCUSSION & ANALYSIS

2018 SECOND QUARTER

This Management’s Discussion and Analysis (“MD&A”) was prepared by management as at July 26, 2018 and was reviewed and approved by the Audit Committee. The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited condensed consolidated interim financial statements of Nevsun Resources Ltd. and notes thereto for the three and six months ended June 30, 2018, as well as the 2017 audited consolidated financial statements and the 2017 MD&A, dated February 28, 2018, and the 2017 Amended Annual Information Form (“AIF”), dated April 19, 2018. All references in this MD&A to “Nevsun” or the “Company” include Nevsun Resources Ltd. and each of its wholly and partially owned subsidiaries on a consolidated basis, unless otherwise stated. The information provided herein supplements but does not form part of the financial statements. This discussion covers the three and six months ended June 30, 2018, and the subsequent period up to the date of issue of this MD&A. Unless otherwise noted, all dollar amounts are stated in millions of United States dollars, except per ounce, per tonne, per pound, and per share data. Due to rounding, numbers presented throughout this MD&A may not add precisely to the totals provided. Information on risks associated with investing in the Company’s securities as well as information about mineral resources and reserves under National Instrument (“NI”) 43-101 are contained in the Company’s most recently filed AIF which is available on the Company’s website at www.nevsun.com or on SEDAR at www.sedar.com.

BUSINESS OF THE COMPANY

Nevsun is headquartered in Vancouver, British Columbia. Nevsun’s mission is to build a strong, multi-mine, mid-tier mining company, delivering shared prosperity to all stakeholders. Nevsun’s common shares trade on the TSX and the NYSE American LLC (“NYSE American”), under the trading symbol “NSU”. The Company’s two principal assets are its ownership interest in the Timok Project, a high-grade copper-gold development project in Serbia, and its 60% owned zinc-copper Bisha Mine in Eritrea. The Company also holds a number of additional exploration licenses and permits in Serbia, Macedonia and in the Bisha mining district.

The Timok Project is a joint venture between the Company and Freeport-McMoRan Exploration Corporation (“Freeport”). The Company is currently the operator of the Timok Project and will advance the development of both the Upper Zone and the Lower Zone. The Company will fund 100% of the Upper Zone development costs and is funding the first $20.0 million of agreed Lower Zone work. The Company and Freeport will fund additional Lower Zone work pursuant to the terms of its joint venture arrangement based on their respective ownership interests in the Lower Zone. After delivery of a feasibility study on either the Upper Zone or Lower Zone, Freeport’s ownership in the Lower Zone will increase to 54% from its current 40%. The Company will then own 100% of the Upper Zone and 46% of the Lower Zone. The Company and Freeport will be entitled to their pro-rata share of the economic benefits of the Lower Zone and the Company will be entitled to 100% of the economic benefits of the Upper Zone. From the date of acquisition through June 30, 2018, the Company has incurred $19.7 million of agreed Lower Zone work.

The Bisha Mine is a Volcanogenic Massive Sulfide (“VMS”) deposit which has been in production since February 2011. The first phase of the mine included gold production from February 2011 to June 2013, which allowed for an early payback of pre-production capital and funding of the supergene phase expansion. Commissioning of the copper flotation plant at the Bisha Mine commenced in late June 2013 and commercial production was achieved in December 2013. Mining copper ore from the supergene phase ceased during Q2 2016. Commissioning of the zinc plant commenced in early June 2016 and commercial production was achieved in October 2016. The Company is now in the primary phase of the mineral deposit at the Bisha Mine and will continue to produce both zinc and copper in concentrate through to the end of the mine life, which is projected to the end of 2022.

The Bisha Mine is owned by Bisha Mining Share Company (“BMSC”), a 60% owned indirect subsidiary of Nevsun, with the remaining 40% owned by the State-owned Eritrean National Mining Corporation (“ENAMCO”). On December 12, 2007, BMSC was granted a 20-year mining licence for the Bisha Mine, and on July 6, 2012, a 10-year mining licence was granted for the Harena property, where a satellite VMS deposit exists. In 2016, BMSC acquired additional mineral exploration licence areas and now holds two exploration licences (Tabakin and New Mogoraib) in the Bisha mining district which is in close proximity to the Bisha Mine. The exploration licences, which cover 814 square kilometres, include a number of potential satellite VMS deposits. The Company and ENAMCO continue to investigate alternatives to extend the mine life, including potential underground developments and a regional exploration program.

SECOND QUARTER HIGHLIGHTS

  Broke ground on the Timok Upper Zone exploration decline.
  Announced initial Timok Lower Zone inferred mineral resource of 1.7 billion tonnes grading 0.86% copper and 0.18 grams per tonne gold (0.96% copper equivalent) for 31.5 billion pounds of copper and 9.6 million ounces of gold.
  Announced Bisha Mine open pit extension through 2022.
  Achieved copper recoveries of 69.4% with implementation of the revised reagent scheme in June.
  On track to meet full year 2018 guidance with quarterly production of 51.3 million pounds of zinc and 8.6 million pounds of copper.
  C1 cash costs(2) within guidance at $0.71 per payable pound of zinc sold on a by-product basis.
  Revenue adversely impacted by lower zinc prices in June, resulting in downward provisional pricing adjustments.
  Unrestricted cash balance of $125.1 million at the end of the quarter, of which $110.8 million is attributable to Nevsun shareholders.
(in millions of US dollars, unless otherwise noted)	Q2 2018	Q1 2018	Q4 2017	Q2 2017
Revenue	$76.4	$106.7	$80.6	$66.1
Impairment reversals (charges)	5.0	-	18.0	(69.7)
Earnings from mine operations (1)	2.4	23.4	15.0	(64.9)
Exploration expenses (1)	(1.6)	(8.2)	(10.2)	(15.2)
Net income (loss) (1)	(9.3)	0.5	2.2	(84.2)
Net loss attributable to Nevsun shareholders (1)	(9.4)	(4.5)	(3.8)	(57.9)
Basic loss per share attributable to Nevsun shareholders ($/share) (1)	$(0.03)	$(0.01)	$(0.01)	$(0.19)

Unrestricted cash	$125.1	$149.6	$124.6	$171.4
Working capital	170.4	187.6	162.3	172.1
Total assets (1)	1,074.0	1,093.1	1,086.4	1,120.2
Total non-current liabilities (1)	70.1	72.3	66.7	71.4

Zinc price realized, per payable pound sold ($/lb) (3)	$1.14	$1.51	$1.54	$1.16
C1 cash cost per payable zinc pound sold, by-product basis ($/lb) (2)	0.71	0.58	1.13	0.68
C1 cash cost per payable zinc pound sold, co-product basis ($/lb) (2)	0.84	0.79	1.23	0.92

Copper price realized, per payable pound sold ($/lb)	$3.09	$3.01	$3.26	$2.65
C1 cash cost per payable copper pound sold, co-product basis ($/lb) (2)	1.39	1.56	2.01	1.59
(1)	Effective December 31, 2017, the Company voluntarily elected to retrospectively change its accounting policy with respect to exploration and evaluation expenditures, and as such, certain financial measures have been restated. Please refer to the Company’s 2017 annual consolidated financial statements for the full accounting policy, and to the Company’s Q2 2018 interim financial statements for disclosure surrounding the effect of the change as at and for the three and six months ended June 30, 2017.
(2)	C1 cash cost per payable pound sold is a non-GAAP measure – see page 23 of this MD&A for discussion of non-GAAP measures and page 6 of this MD&A, Cash Costs, for explanation of per-unit costs.
(3)	Zinc price realized per payable pound sold includes provisional pricing adjustments for shipments not yet settled, including shipments in previous quarters. In Q2 2018, zinc price realized per payable pound sold of $1.14 is inclusive of downward provisional and other pricing adjustments of $0.23 per payable pound sold – see page 26 of this MD&A for a reconciliation of realized metal prices.

CORPORATE DEVELOPMENTS

The Company received notice on July 26, 2018 that Lundin Mining Corporation has made an unsolicited offer to acquire all of the issued and outstanding shares of Nevsun.  The Company responded with a press release dated July 26, 2018 that is filed on SEDAR.

OPERATING REVIEW

TIMOK PROJECT UPDATE

The Company completed the pre-feasibility study (“PFS”) in Q1 2018 and the NI 43-101 Technical Report that summarizes the results of the PFS and incorporates an initial reserve statement for the Timok Upper Zone was filed on May 11, 2018. Following a tendering process, a contract for construction of the exploration decline was awarded in Q2 2018 and site preparation activities commenced in May 2018 in advance of construction of the portal and development of the exploration decline.

In Q2 2018 the Company also concluded a tendering process and awarded a contract to complete the Timok Project feasibility study (“FS”). The FS is expected to be released in mid-2019 and will continue to refine the project and optimize costs for the construction and operation phases of the Project. Additionally, a ramp-up scenario is being examined starting with initial production at 1.6 million tonnes per annum ramping up to 3.25 million tonnes per annum over a two year period. The ramp up scenario provides opportunities for risk mitigation and the deferral of initial capital expenditure of an estimated $100 million.  Discussions with potential off takers and potential finance providers continue to be advanced in parallel with the FS. The Company is currently evaluating the opportunity to bring a strategic partner in as an investor to both raise funds for the development of the project and potentially provide complementary capabilities to the Company.

As at June 30, 2018, the Company has acquired 64% of the required private land for construction of the Upper Zone project and 100% of the land required for development of the exploration decline. From April 1, 2018, and following the release of the PFS results in late March 2018, the Company has commenced the capitalization of evaluation costs at the Timok Upper Zone incurred to expand the reserve and its associated value. $5.7 million of evaluation expenditure was capitalized in Q2 2018.

Work at the Lower Zone consisted of the preparation and announcement of an initial NI 43-101 compliant inferred resource. A core relogging program is in progress to better define the geological constraints on this resource to be used in future economic studies.

KEY OPERATING INFORMATION – BISHA MINE

In Q2, the Bisha Mine maintained total quarterly material movement above five million tonnes for the third consecutive quarter. This sustained improvement in mine performance reflects the deployment of new heavy mining equipment (“HME”), and the implementation of a plan for in-pit waste dumping with favourable impacts on haulage distance. The mine is expected to continue to benefit from the in-pit waste dumping until the end of 2018. These benefits were offset by variances to the mine plan which resulted in tighter ore supply in the pit. Lower grade ore encountered outside of the reserve model on the western side of the open pit maintained the supply of primary ore to the process plant, but resulted in lower zinc feed grade in Q2 2018.

Plant throughput decreased in the quarter due to a planned maintenance shut down in April together with several breakdown events in May and June. The modified reagent scheme was implemented in June following procurement of sustainable stock levels of sodium meta bisulphate (“SMBS”) and some required circuit modifications. This has resulted in significantly improved copper recovery and copper concentrate grades, with recent copper concentrate grades of up to 24% now in line with industry standards, in contrast with copper concentrate grades of less than 20% produced in 2017. The implementation followed a successful 31-day plant trial of this approach completed in Q1 2018. These improvements were partially offset by a small decrease in the copper feed grade. Lower zinc feed grades resulted in a decrease in both zinc recoveries and zinc production from Q1 2018.

	Q2 2018	Q1 2018	Q4 2017	Q2 2017
Mining
Ore mined, tonnes (1)	582,000	640,000	362,000	654,000
Waste mined, tonnes	4,900,000	4,525,000	4,981,000	3,739,000
Strip ratio, using tonnes	8.4	7.1	13.8	5.7
Processing
Ore milled, tonnes	491,000	563,000	520,000	590,000
Zinc feed grade, %	6.1	7.1	6.9	5.3
Copper feed grade, %	1.1	1.2	1.2	0.8
Recovery, % of zinc	77.6	81.1	72.6	62.2
Recovery, % of copper(2)	69.4	61.5	27.4	51.6
Zinc concentrate grade, %	47.8	47.8	45.6	41.5
Copper concentrate grade, %(2)	21.5	20.9	18.7	17.4
Zinc in concentrate produced, millions of pounds	51.3	71.6	57.7	43.0
Zinc in concentrate produced, tonnes	23,300	32,500	26,100	19,500
Copper in concentrate produced, millions of pounds	8.6	8.9	3.6	5.7
Copper in concentrate produced, tonnes	3,900	4,100	1,600	2,600
Payable zinc in concentrate sold, millions of pounds	53.8	53.4	44.6	34.3
Payable zinc in concentrate sold, tonnes	24,400	24,200	20,200	15,400
Payable copper in concentrate sold, millions of pounds	4.3	7.8	3.6	7.7
Payable copper in concentrate sold, tonnes	2,000	3,500	1,600	3,500
(1)	Ore tonnes mined for the three and six months ended June 30, 2018 consisted of 582,000 and 1,222,000 tonnes of primary ore (Q2 2017 – 643,000 and 1,237,000 tonnes of primary ore and 11,000 and 68,000 tonnes of supergene ore).
(2)	Represents the copper recovery to copper concentrate from the copper flotation circuit only, and excludes copper recovered to zinc concentrates.

2018 OUTLOOK UPDATE

Through the first half of 2018, the Company achieved three 2018 objectives for the Timok Project, with the completion of the PFS, the commencement of the exploration decline and the declaration of an inferred resource on the Lower Zone. Through the second half of 2018, the Company will complete the initial study work on the Timok ramp up scenario and advance the feasibility study, with expected completion in mid-2019. Land acquisition and permitting activities will continue to advance in parallel with a significant majority of the private land required for the Timok Project expected to be purchased in 2018.

The Company’s previously published 2018 outlook production is 210 to 240 million pounds of zinc and 20 to 30 million pounds of copper. Zinc production in the first half of the year was 122.9 million pounds. The Company expects to revert to processing higher-grade material in the second half of 2018 and remains confident that it will achieve its 2018 zinc production guidance. Copper production in the first half of the year was 17.5 million pounds and it continues tracking toward the higher end of guidance.

C1 cash costs per payable pound of zinc sold on a by-product basis are expected to be $0.60 to $0.80 in 2018. C1 cash costs on a by-product basis were $0.65 in the first half of the year and the Company expects it to remain within the expected range in 2018.

RESULTS OF OPERATIONS FOR THE SECOND QUARTER 2018

PRODUCTION AND SALES

The Company produced 51.3 million pounds of zinc in zinc concentrate and 8.6 million pounds of copper in copper concentrate during Q2 2018 by processing 491,000 tonnes of primary ore, with a feed grade of 6.1% zinc and 1.1% copper. Zinc recoveries of 77.6% in Q2 2018 decreased from 81.1% in Q1 2018 as a result of lower feed grade while copper recoveries of 69.4% increased from 61.5% in the same period.

During Q2 2018 total material movement in the mine performed well, reflecting the deployment of new HME and the implementation of a plan for in-pit waste dumping with favorable impacts on haulage distance. The mine is expected to continue to benefit from the in-pit waste dumping until the end of 2018. These benefits were offset by variances to the mine plan which resulted in tighter ore supply in the pit. Lower grade ore encountered outside of the reserve model on the western side of the open pit maintained the supply of primary ore to the process plant, but resulted in lower zinc feed grade in Q2 2018.

The continued improvement in mining capability and the availability of additional ore outside of the reserve model allowed for the processing of primary ore throughout Q2 2018, which continues to benefit copper recoveries. The decrease in ore milled in Q2 2018 resulted from reduced operating time for maintenance activities. This, together with reduced feed grades, resulted in zinc in concentrate produced of 51.3 million pounds in Q2 2018 decreasing from 71.6 million pounds in Q1 2018. The implementation of the SMBS reagent scheme in mid-June continued to benefit copper-zinc selectivity and resulted in improved copper concentrate grade and copper recovery from Q1 2018. Zinc recovery decreased from Q1 2018 as a result of lower feed grade.

During Q2 2018, the Company sold 53.8 million pounds of payable zinc in zinc concentrate and 4.3 million pounds of payable copper in copper concentrate, compared to 53.4 million pounds of payable zinc and 7.8 million pounds of payable copper, respectively, in Q1 2018. Concentrate grades averaged 47.8% for zinc and 21.5% for copper. Revenue was negatively influenced by the significant decrease in realized zinc price in Q2 2018 to $1.14 per payable pound sold from $1.51 in Q1 2018. The decrease reflects a weakening of zinc prices in June 2018 and negative provisional pricing adjustments for shipments not yet settled, including shipments in previous quarters.

EARNINGS FROM MINE OPERATIONS AND CASH FLOW PROVIDED BY OPERATING ACTIVITIES

The Company generated earnings from mine operations of $2.4 million during Q2 2018, compared to $23.4 million during Q1 2018. The decrease is largely as a result of lower revenues due to the significant decrease in zinc prices in June 2018, combined with lower volumes of payable copper in copper concentrate sold.

Q2 2018 earnings from mine operations were further reduced by higher operating costs, which include higher reagent costs, due to the revised reagent scheme, fuel costs, due to higher fuel prices, and mining costs, due to the increased strip ratio. Earnings from mine operations also include significant non-cash depreciation, as a result of the reduction in mine life in mid-2017 and the acceleration of depreciation expense. The subsequent mine life extension to 2022, as announced in June 2018, reduced depreciation expense by approximately $1.8 million in the month of June and will lower depreciation expense in future periods.

Cash flows generated by operating activities before income taxes were $12.3 million in Q2 2018 as compared to $36.2 million in Q1 2018 and were negatively influenced by lower revenue during the period.

CASH COSTS

C1 cash costs have been calculated on a by-product cost basis for zinc, treating copper sales as a by-product credit to reported zinc sales. C1 costs are also presented on co-product bases for zinc and copper, which allocates joint costs based on expected revenue from actual production in order to provide consistency with reporting from previous periods.

On a by-product basis, C1 cash costs per payable pound of zinc sold for Q2 2018 totalled $0.71, comprised of operating expenses and selling costs of $0.82 and treatment charges of $0.02, offset by by-product credits of $0.13. By-product credits represent the net margin realized on copper sales. C1 cash costs were negatively influenced in Q2 2018 by continued higher maintenance costs, increased fuel costs and increased reagent usage. C1 cash costs were also negatively influenced by decreases in zinc feed grade and overall zinc production as compared to the previous quarter. Copper sales in Q2 2018 were also lower than in Q1 2018 resulting in reduced by-product credits.

C1 cash costs per payable pound of zinc sold on a co-product basis for Q2 2018 totalled $0.84 (Q2 2017 – $0.92), comprised of operating expenses and selling costs of $0.82 (Q2 2017 – $0.88) and treatment charges of $0.02 (Q2 2017 – $0.05), offset by by-product credits of nil (Q2 2017 – $0.01).

C1 cash costs per payable pound of copper sold on a co-product basis for Q2 2018 totalled $1.39 (Q2 2017 - $1.59), comprised of operating expenses and selling costs of $1.77 (Q2 2017 - $1.92) and treatment and refining charges of $0.42 (Q2 2017 - $0.43), offset by by-product credits of $0.80 (Q2 2017 - $0.76).

STOCKPILED MATERIALS

The composition of stockpiled materials (tonnes) at the Bisha Mine as at June 30, 2018, is as follows:

	Total	Current	Non-current	Written-down(1)
Primary ore	2,072,000	207,000	600,000	1,265,000(2)
Supergene ore	80,000	-	80,000	-
Oxide ore	106,000	-	-	106,000
Pyrite sand ore	395,000	-	-	395,000
(1)	The carrying values of these stockpiled materials remain fully impaired for accounting purposes as at June 30, 2018.
(2)	The quantity of written-down primary ore stockpiles has decreased from 1,500,000 as at December 31, 2017 due to a change to the specific gravity factor used during the month-end survey process. This decrease has had no effect on the financial results of the Company during the period.

At June 30, 2018, there were four distinct types of stockpiled material – 2,072,000 tonnes of primary ore, which is predominantly “zinc-only” ore material, 80,000 tonnes of supergene ore, 106,000 tonnes of oxide ore, and 395,000 tonnes of pyrite sand material.

The zinc-only primary ore stockpiles, consisting of 1,865,000 tonnes of material, are not homogenous, with known variations in grades and mineralogy, and have been segregated into different stockpiles based on these characteristics. Of the total amount, approximately 600,000 tonnes contain high and medium zinc grades, and are demonstrably economic when assuming metallurgical recovery rates and zinc concentrate qualities consistent with those achieved during zinc-only plant trials in late 2017, and using current estimates for zinc metal prices, commercial terms and operating costs. The 600,000 tonnes, which are recognized in inventory at their original carrying amount, have been included in the updated Bisha Mine reserve statement as of December 31, 2017. They are classified as non-current inventory as no quantities of this stockpile are currently planned to be processed within the next twelve months. The remaining 1,265,000 tonnes of zinc-only material, which are either low grade or possess challenging metallurgical characteristics, are not currently expected to be processed and remain fully impaired for accounting purposes.

The stockpiled quantities of oxide ore and pyrite sand ore are also fully impaired for accounting purposes as of June 30, 2018.

The Company continues to periodically mine small pockets of supergene ore in the main ore body during the primary phase. The Company has no plans to process this stockpile within the next 12 months, and as such the supergene ore has been classified as non-current.

EXPLORATION

Bisha

In Q2 2018, diamond drilling for geotechnical evaluation was completed on the Harena (4,566 metres in 9 holes) and Asheli (2,364 metres in 7 holes) deposits to further evaluate the potential to mine the deposits.  Drilling at Asheli was particularly successful with the true thickness of the mineralization often exceeding the thicknesses encountered during the initial drilling of this deposit.

In Q2 2018, diamond drilling at Bisha consisted of 4,516 metres of exploration diamond drilling (18 holes) on the Mogoraib Exploration Licence and 1,072 metres of exploration diamond drilling (5 holes) on the Tabakin Exploration License.  Reverse circulation drilling consisted of 1,996 metres (17 holes) on the Mogoraib Exploration License and 120 metres in one hole on the Bisha Mining License.  In addition, ground and borehole geophysical surveying, soil and rock geochemistry and other geological work was also completed on the Mogoriab, Tabakin and Bisha Licenses.  The primary area of focus was the testing of geophysical and soil geochemical targets on the Mogoraib River Exploration License.  No new zones of significant mineralization were encountered.  Limited drilling of nickel sulphide targets was also undertaken, with low grade massive sulphides being encountered on the Tabakin Exploration License.

Timok Project

In Q2 2018, diamond drilling on the Timok Project consisted of regional exploration drilling on the Brestovac Metovnica property in search for additional high sulphidation epithermal mineralization like that of the Upper Zone. Exploration drilling resumed in the Eastern Target 2 area 500 metres east of the Upper Zone with three holes currently in progress. Strong Upper Zone style alteration with associated pyrite, enargite and minor covellite mineralization typical of the outer edge of the Upper Zone is being encountered.  Recent work has highlighted another area immediately to the west of the Upper Zone with similar high potential.

Drilling also continued as part of a condemnation drill program aimed to ensure that no significant mineralization is present near proposed infrastructure where this infrastructure could be impacted by, or sterilize this mineralization.  A total of 2,633 metres of drilling was completed in four holes.

With improving weather conditions, versatile transient electromagnetic surveying (“VTEM”) resumed in Q2 2018 on the Jasikovo–Durlan Potok and Leskovo–Jasikovo properties.

Tilva, BEM and Macedonia

During Q2 2018, drilling resumed in hole NRNK17003 on the Nikolicevo property that forms part of the Tilva Joint Venture with Rio Tinto.  Encouraging alteration in andesitic volcanic rocks and sulphide-bearing fragmental rocks were encountered.  Follow-up geophysical work and additional drilling is planned at this target in Q3 2018 and drilling of a separate target is in progress.  In Q2 2018, a total of 966 metres of drilling in two holes was completed on the Nikolicevo license.

Drilling was initiated and is in progress on the BEM Donja Studena property to evaluate the sedimentary copper model concept.  A total of 713 metres of drilling in four holes was completed in Q2 2018 with results still pending. Drilling also resumed at the Parlozi project where one hole was in progress at a depth of 42 metres.

In Macedonia, an induced polarization survey was completed over the Dvorishte license in Q2 2018 which has defined a large chargeability feature that will be the subject of drilling in Q3 2018.

RESERVES AND RESOURCES

On March 27, 2018, the Company published updated mineral reserve and resources for the Bisha Mine. Please refer to the Company’s 2017 AIF for more information.

On May 11, 2018, the Company filed a NI 43-101 PFS for the Timok Upper Zone declaring an initial probable mineral reserve with 27 million tonnes at 3.3% copper and 2.1 grams per tonne gold using a price of $3.00 per pound copper and $1,300 per ounce gold. In Q2 2018, following the release of the PFS results in late March 2018, the Company commenced the capitalization of evaluation costs at the Timok Upper Zone incurred to expand the reserve and its associated value.

On June 26, 2018, the Company announced a NI 43-101 compliant initial inferred mineral resource for the Timok Lower Zone with 1.7 billion tonnes grading 0.86% copper and 0.18 grams per tonne gold (0.96% copper equivalent) for 31.5 billion pounds of copper and 9.6 million ounces of gold. The Company expects to file a NI 43-101 Technical Report incorporating the initial resource statement for the Timok Lower Zone in Q3 2018.

CORPORATE SOCIAL RESPONSIBILITY

The Company continues with its transparent approach to operations and contributions to the communities in which it operates, including the reporting of funds paid to the State of Eritrea in the form of taxes and royalties. The Company issued its 2017 annual CSR report on July 5, 2018.

DIVIDENDS

The Company announced in January 2018 that it would be suspending declarations of dividends, and as such no dividends were declared by the Company during the three and six months ended June 30, 2018. During the six months ended June 30, 2017, the Company declared two dividends of $0.01 per share for a total declaration of $6.0 million.

FINANCIAL RESULTS – THREE MONTHS ENDED JUNE 30, 2018

The following variances result when comparing operations for the three-month period ended June 30, 2018, with the same period of the prior year:

	Three months ended June 30
(in millions of US dollars, unless otherwise noted)	2018	2017	Change
Revenues	$76.4	$66.1	$10.3
Operating expenses	52.1	44.7	7.4
Royalties	5.0	3.6	1.4
Depreciation and depletion(1)	21.9	13.0	8.9
Impairment charges (reversals)	(5.0)	69.7	(74.7)
Exploration expenses(1)	1.6	15.2	(13.6)
Administrative	9.0	6.0	3.0
Finance costs	0.5	0.5	0.0
Finance income	0.3	0.4	(0.1)
Income tax expense (recovery)(1)	0.8	(1.9)	2.7
(1)	Effective December 31, 2017, the Company voluntarily elected to retrospectively change its accounting policy with respect to exploration and evaluation expenditures, and as such, certain financial measures have been restated. Please refer to the Company’s 2017 annual consolidated financial statements for the full accounting policy, and to the Company’s Q2 2018 interim financial statements for disclosure surrounding the effect of the change as at and for the three and six months ended June 30, 2017. Comparative discussions below on financial statement classifications impacted by this change in accounting policy are denoted by the term “(Restated)” in the header.

REVENUES

The Company’s Q2 2018 revenues of $76.4 million (Q2 2017 - $66.1 million) are comprised of zinc concentrate sales of $62.6 million (Q2 2017 – $39.7 million), zinc concentrate by-product sales of $0.1 million (Q2 2017 – $0.2 million), copper concentrate sales of $13.3 million (Q2 2017 – $20.4 million), copper concentrate by-product sales of $3.4 million (Q2 2017 – $5.9 million) and other revenue of $nil (Q2 2017 – $4.8 million), offset by zinc concentrate treatment and refining charges of $1.2 million (Q2 2017 – $1.6 million) and copper concentrate treatment and refining charges of $1.8 million (Q2 2017 – $3.3 million).

Zinc revenues include sales of 53.8 million payable pounds of zinc (Q2 2017 – 34.3 million) at an average realized price per pound of $1.14 (Q2 2017 – $1.16). Zinc sales are net of downward provisional and final pricing and physical quantity adjustments of $12.2 million (Q2 2017 – $4.1 million). The increase in provisional pricing adjustments reflect a weakening of zinc prices in June 2018 and the resulting downward adjustments for shipments not yet settled, including shipments in previous quarters.

Copper revenues include sales of 4.3 million payable pounds of copper (Q2 2017 – 7.7 million) at an average realized price per pound of $3.09 (Q2 2017 – $2.65). Copper sales are net of downward provisional and final pricing and physical quantity adjustments of $0.2 million (Q2 2017 – positive adjustments of $0.7 million). Sales in Q2 2018 increased over those realized in Q2 2017 primarily as a result of improved production of copper.

The Company did not complete any additional sales of direct shipped ore (“DSO”) in Q2 2018. In Q2 2017, the Company completed DSO sales which contained approximately 6,000 gold equivalent ounces from stockpiled material that resulted in other revenue of $4.8 million. The gold equivalent ounces were calculated based on a ratio of 71:1 silver to gold.

OPERATING EXPENSES

The Company recorded operating expenses of $52.1 million in Q2 2018 (Q2 2017 - $44.7 million). Operating expenses incurred during Q2 2018 have increased over the comparative period as a result of several factors. Firstly, maintenance of HME continues to be outsourced to a contractor resulting in higher costs but improved availabilities of equipment. The new HME that arrived on site in late 2017 and early 2018 are now fully operational, which has allowed for a sustained focus on maintenance of older assets. Additionally, Q2 2018 operating expenses reflect increased reagent usage, which has had a positive impact on copper recoveries and copper concentrate grades. Fuel costs are also higher as the cost of fuel on a per-litre basis has increased over the Q2 2017 period. Lastly, as a result of increased sales volumes during Q2 2018, higher transport and shipping costs were incurred.

ROYALTIES

The Company incurs a 3.5% royalty on the sale of base metals and a 5% precious metals royalty on the sale of gold and silver. For Q2 2018, royalty expense of $5.0 million (Q2 2017 – $3.6 million) was recorded. Royalties are payable at the time concentrate shipments leave the mine, which precedes the revenue recognition point.

The Company is required to remit royalties on metals within concentrate on a contained, rather than payable, basis. The Company has held discussions with the Eritrean Ministry of Energy & Mines (“MEM”) in order to obtain relief from the payment of royalties on such a basis as it effectively increases the royalty rates beyond the existing 3.5% for base metals and 5% for precious metals, however the MEM has not altered its position.

DEPRECIATION AND DEPLETION (RESTATED)

During Q2 2018, depreciation and depletion of $21.9 million (Q2 2017 – $13.0 million) was recorded. Depreciation is calculated primarily using the units-of-production method with metal pounds produced and ore tonnes mined as the basis for the calculation. Fixed assets such as mobile equipment and buildings are amortized using the declining balance method. Depreciation recorded during Q2 2018 was higher than Q2 2017 as a result of a shorter mine life in effect during Q2 2018 as compared to the mine life in effect during Q2 2017, which results in an increased per-unit rate of depreciation for assets depreciated using the units of production method. Additionally, in Q3 2017, the Company increased the declining balance amortization rates of its remaining fixed assets in order to ensure sufficient amortization is taken through to the end of the mine life. In addition to higher rates of depreciation, depreciation in Q2 2018 has also increased as new assets have been brought into use in 2018, namely the Phase III tailings management facility lift and HME additions. The above-noted increases in depreciation were partially offset by the June 2018 announcement of a mine life extension to 2022. The extension decreased the per-unit rate of depreciation for assets depreciated using the units of production method resulting in a reduction in depreciation expense of approximately $1.8 million in the month of June.

IMPAIRMENT CHARGES

In Q2 2017 the Company recorded a write down of $69.7 million in connection with a revised life of mine plan. The write down was comprised of $58.8 million of long term stockpiles for material which was no longer in the life of mine plan and $10.9 million of equipment and related materials and supplies inventory for which it was estimated that there was no longer any useful life. $21.0 million of the write down was reversed in the second half of 2017 comprising $19.6 million of stockpiles that were deemed economic and $1.4 million relating to revisions of estimates of property, plant and equipment that were originally deemed to be non-operational and therefore obsolete.

During Q2 2018, an additional $5.0 million of impairment charges related to mine equipment and related materials and supplies inventory were reversed. As a result of the extended mine life announced in June 2018, it was determined that certain equipment previously written-down would be able to conduct additional waste mining as part of the extended life of mine plan. The reversal of impairment charge relates to these assets.

EXPLORATION EXPENSES (RESTATED)

As disclosed in the Company’s 2017 annual consolidated financial statements, the Company has voluntarily changed its accounting policy for expenditures on exploration and evaluation, with all such expenditures now expensed until proven and probable mineral reserves have been declared, and the Company believes that further work will add economic value to those reserves. Exploration expense consists of activities such as drilling, assaying, sampling, technical studies and related administrative expenditures.

During Q2 2018, the Company incurred exploration expense of $1.6 million (Q2 2017 – $15.2 million) comprised of $1.2 million incurred at the Bisha Mine (Q2 2017 – $2.9 million), no expenditures incurred at the Timok Upper Zone region (Q2 2017 - $6.4 million), $0.2 million incurred at the Timok Project Lower Zone (Q2 2017 – $5.8 million) and $0.1 million incurred at the Company’s other properties in Serbia and Macedonia (Q2 2017 – $0.1 million).

In Q2 2018, following the release of the PFS results in late March 2018, the Company commenced the capitalization of evaluation costs at the Timok Upper Zone incurred to expand the reserve and its associated value. $5.7 million incurred on the Timok Project Upper Zone was capitalized in Q2 2018 (nil in Q2 2017).

ADMINISTRATIVE

Administrative costs for Q2 2018, comprising head office costs including salaries and employee benefits, share-based payments, business development and other general administrative expenses were $9.0 million, up from $6.0 million in Q2 2017.  Salaries and employment benefits, including share-based payments and long-term incentive compensation, decreased slightly from $4.3 million for Q2 2017 to $4.2 million for Q2 2018. Other administrative expenses increased from $1.7 million during Q2 2017 to $4.8 million during Q2 2018. The increase is predominantly due to a $3.0 million accrual for the Canaccord claim.

FINANCE COSTS

Finance costs in Q2 2018 of $0.5 million (Q2 2017 – $0.5 million) are comprised entirely of accretion expense on the Company's reclamation liability.

FINANCE INCOME

Finance income for Q2 2018 of $0.3 million (Q2 2017 – $0.4 million) is comprised of interest earned on cash and cash equivalent balances

INCOME TAXES (RESTATED)

Income tax expense for Q1 2018 of $0.8 million (Q2 2017 - recovery of $1.9 million) relates to the Bisha Mine which has a statutory tax rate is 38%. Income tax expense has increased as a result of improved financial results and higher taxable income.

FINANCIAL RESULTS – SIX MONTHS ENDED JUNE 30, 2018

The following variances result when comparing operations for the six-month period ended June 30, 2018, with the same period of the prior year:

	Six months ended June 30
(in millions of US dollars, unless otherwise noted)	2018	2017	Change
Revenues	$183.2	$137.7	$45.5
Operating expenses	107.3	85.2	22.1
Royalties	10.4	9.9	0.5
Depreciation and depletion(1)	44.6	25.9	18.7
Impairment charges (reversals)	(5.0)	69.7	(74.7)
Exploration expenses(1)	9.8	28.3	(18.5)
Administrative	14.5	10.7	3.8
Finance costs	1.0	1.0	-
Finance income	0.6	0.7	(0.1)
Income taxes(1)	9.9	1.0	8.9
(1)	Effective December 31, 2017, the Company voluntarily elected to retrospectively change its accounting policy with respect to exploration and evaluation expenditures, and as such, certain financial measures have been restated. Please refer to the Company’s 2017 annual consolidated financial statements for the full accounting policy, and to the Company’s Q2 2018 interim financial statements for disclosure surrounding the effect of the change as at and for the three and six months ended June 30, 2017. Comparative discussions below on financial statement classifications impacted by this change in accounting policy are denoted by the term “(Restated)” in the header.

REVENUES

The Company’s revenues for the six months ended June 30, 2018 of $183.2 million (six months ended June 30, 2017 - $137.7 million) are comprised of zinc concentrate sales of $143.3 million (six months ended June 30, 2017 – $107.6 million), zinc concentrate by-product sales of $1.7 million (six months ended June 30, 2017 – $7.3 million), copper concentrate sales of $36.8 million (six months ended June 30, 2017 – $20.4 million), copper concentrate by-product sales of $8.8 million (six months ended June 30, 2017 – $5.9 million), and other revenue of $nil (six months ended June 30, 2017 – $7.5 million), offset by zinc concentrate treatment and refining charges of $2.4 million (six months ended June 30, 2017 – $7.6 million) and copper concentrate treatment and refining charges of $5.0 million (six months ended June 30, 2017 – $3.3 million).

Sales in the six months ended June 30, 2018 increased over those realized in the six months ended June 30, 2017 largely as a result of improved production of both zinc and copper, higher metals prices, and the drawdown of concentrate stockpiles through six months ended June 30, 2018 from December 31, 2017.

Zinc revenues include sales of 107.2 million payable pounds of zinc (six months ended June 30, 2017 – 87.2 million) at an average realized price per pound of $1.34 (six months ended June 30, 2017 – $1.23). Zinc sales are net of downward provisional and final pricing and physical quantity adjustments of $14.9 million (six months ended June 30, 2017 – $2.5 million). The increase in provisional pricing adjustments reflects a weakening of zinc prices in June 2018 and the resulting downward adjustments for shipments not yet settled.

Copper revenues include sales of 12.1 million payable pounds of copper (six months ended June 30, 2017 – 7.7 million) at an average realized price per pound of $3.04 (six months ended June 30 2017 – $2.65). Copper sales are net of downward provisional and final pricing and physical quantity adjustments of $0.7 million (six months ended June 30, 2017 – positive adjustments of $0.7 million).

The Company did not complete any additional sales of direct shipped ore (“DSO”) in six months ended June 30, 2018. In six months ended June 30, 2017, the Company completed DSO sales which contained approximately 10,000 gold equivalent ounces from stockpiled material that resulted in other revenue of $7.5 million. The gold equivalent ounces were calculated based on a ratio of 71:1 silver to gold.

OPERATING EXPENSES

The Company recorded operating expenses of $107.3 million in six months ended June 30, 2018 (six months ended June 30, 2017 - $85.2 million). In the six months ended June 30, 2017, operating expenses were net of a $9.8 million non-recurring credit related to the recovery of withholding taxes on contractor payments overpaid in prior years. After removing the non-recurring credit, operating expenses in the six months ended June 30, 2018 of $107.3 million are 13% higher than adjusted operating expenses in the six months ended June 30, 2017 of $95.0 million.

Operating expenses incurred during the six months ended June 30, 2018 have increased over the comparative period as a result of several factors. Firstly, maintenance of HME continues as the mining department works towards continual improvement of availabilities and usage rates. The new HME that arrived on site in late 2017 and early 2018 are now fully operational, which has allowed for a sustained focus on maintenance of older assets. Additionally, in the six months ended June 30, 2018, operating expenses reflect increased reagent usage, which has had a positive impact on copper recoveries and copper concentrate grades. Fuel costs are also higher as the cost of fuel on a per-litre basis has increased over the six months ended June 30, 2017 period. Lastly, as a result of increased sales volumes during the six months ended June 30, 2018, higher transport and shipping costs were incurred.

ROYALTIES

The Company incurs a 3.5% royalty on the sale of base metals and a 5% precious metals royalty on the sale of gold and silver. For the six months ended June 30, 2018, royalty expense of $10.4 million (six months ended June 30, 2017 – $9.9 million) was recorded. Royalties are payable at the time concentrate shipments leave the mine, which precedes the revenue recognition point.

Despite revenue being over 30% higher in the six months ended June 30, 2018, royalty expense is only 5% higher than in the six months ended June 30, 2017 as the six months ended June 30, 2017 amount includes $1.6 million related to 2016 production that had originally been accrued on a payable, rather than contained, basis.

DEPRECIATION AND DEPLETION (RESTATED)

During the six months ended June 30, 2018, depreciation and depletion of $44.6 million (six months ended June 30, 2017 – $25.9 million) was recorded. Depreciation is calculated primarily using the units-of-production method with metal pounds produced and ore tonnes mined as the basis for the calculation. Fixed assets such as mobile equipment and buildings are amortized using the declining balance method. Depreciation recorded during the six months ended June 30, 2018 was higher than in the six months ended June 30, 2017 as a result of a shorter mine life being in effect during the 2018 period as compared to the 2017 period, which results in an increased per-unit rate of depreciation for assets depreciated using the units of production method. Additionally, in Q3 2017, the Company increased the declining balance amortization rates of its remaining fixed assets in order to ensure sufficient amortization is taken through to the end of the mine life. In addition to higher rates of depreciation, depreciation in the six months ended June 30, 2018 has also increased as new assets have been brought into use, namely the Phase III tailings management facility lift and new HME additions. The above-noted increases in depreciation were partially offset by the June 2018 announcement of a mine life extension to 2022. The extension decreased the per-unit rate of depreciation for assets depreciated using the units of production method resulting in a reduction in depreciation expense of approximately $1.8 million in the month of June.

IMPAIRMENT CHARGES

In the six months ended June 30, 2017, the Company recorded a write down of $69.7 million in connection with a revised life of mine plan. The write down was comprised of $58.8 million of long term stockpiles for material which was no longer in the life of mine plan and $10.9 million of equipment and related materials and supplies inventory for which it was estimated that there was no longer any useful life. $21.0 million of the write down was reversed in the second half of 2017 comprising $19.6 million of stockpiles that were deemed economic and $1.4 million relating to revisions of estimates of property, plant and equipment that were originally deemed to be non-operational and therefore obsolete.

During the six months ended June 30, 2018, a further $5.0 million of impairment charges related to mine equipment and related materials and supplies inventory were reversed. As a result of the extended mine life announced in June 2018, it was determined that certain equipment previously written-down would be able to conduct additional waste mining as part of the extended life of mine plan. The reversal of impairment charge relates to these assets.

EXPLORATION EXPENSES (RESTATED)

As disclosed in the Company’s 2017 annual consolidated financial statements, the Company has voluntarily changed its accounting policy for expenditures on exploration and evaluation, with all such expenditures now expensed until proven and probable mineral reserves have been declared, and the Company believes that further work will add economic value to those reserves. Exploration expense consists of activities such as drilling, assaying, sampling, technical studies and related administrative expenditures.

During the six months ended June 30, 2018, the Company incurred exploration expenses of $9.8 million (six months ended June 30, 2017 – $28.3 million) comprised of $3.2 million incurred at the Bisha Mine (six months ended June 30, 2017 – $5.6 million), $4.6 million incurred on the Timok Project Upper Zone (six months ended June 30, 2017 – $13.7 million), $1.2 million incurred on the Timok Project Lower Zone (six months ended June 30, 2017 – $8.7 million) and $0.7 million incurred on the Company’s other properties in Serbia and Macedonia (six months ended June 30, 2017 – $0.3 million).

From April 1, 2018 and following the release of the PFS results in late March 2018, the Company has commenced the capitalization of evaluation costs at the Timok Upper Zone incurred to expand the reserve and its associated value. $5.7 million incurred on the Timok Project Upper Zone was capitalized in the six months ended June 30, 2018 (nil in the six months ended June 30, 2017).

ADMINISTRATIVE

Administrative costs for the six months ended June 30, 2018, comprising head office costs including salaries and employee benefits, share-based payments, business development and other general administrative expenses were $14.5 million, up from $10.7 million in the six months ended June 30, 2017. Salaries and employment benefits, including share-based payments and long-term incentive compensation, decreased from $7.7 million for the six months ended June 30, 2017 to $6.8 million for the six months ended June 30, 2018. The decrease is due to the expedited vesting of some of the Company’s cash-settled share unit incentives in the six months ended June 30, 2017, offset by an increase in the valuation of long-term incentives in the six months ended June 30, 2018, the fair value of which is based on the Company’s share price, which has increased during the same period. Other administrative expenses increased from $3.0 million during the six months ended June 30, 2017 to $7.7 million during the six months ended June 30, 2018, due to a $3.0 million accrual related to the Canaccord claim, as well as higher travel, consulting, office and business development costs.

FINANCE COSTS

Finance costs for the six months ended June 30, 2018 of $1.0 million (six months ended June 30, 2017 – $1.0 million) are comprised entirely of accretion expense on the Company's reclamation liability.

FINANCE INCOME

Finance income for the six months ended June 30, 2018 of $0.6 million (six months ended June 30, 2017 – $0.7 million) is comprised of interest earned on cash and cash equivalent balances.

INCOME TAXES (RESTATED)

Income tax expense for the six months ended June 30, 2018 of $9.9 million (six months ended June 30, 2017 – $1.0 million) relates to the BMSC mining operations where the statutory tax rate is 38%, and has increased as a result of improved financial results and higher taxable income.

LIQUIDITY AND CAPITAL RESOURCES (RESTATED)

The Company’s unrestricted consolidated cash and cash equivalents at June 30, 2018, were $125.1 million (December 31, 2017 – $124.6 million). Cash and cash equivalents attributable to Nevsun shareholders, excluding ENAMCO’s 40% share of cash held by BMSC, was $110.8 million (December 31, 2017 - $115.7 million). Working capital, including cash and cash equivalents, was $170.4 million (December 31, 2017 – $162.3 million). Restricted cash of $2.2 million at June 30, 2018 supports a bank guarantee, expiring October 2018, in connection with a construction contract at the Timok Project (December 31, 2017 – nil).

During the six months ended June 30, 2018, cash generated from operating activities before changes in non-cash operating working capital and income taxes paid was $41.9 million, compared to $5.1 million during the six months ended June 30, 2017. During the six months ended June 30, 2018, the Company remitted $8.0 million in income taxes, all related to the 2018 fiscal year (six months ended June 30, 2017 – $18.8 million, all related to the 2016 fiscal year; no income tax was paid for the 2017 fiscal year).

The Company used $24.1 million in investing activities in the six months ended June 30, 2018 (six months ended June 30, 2017 – $4.7 million), comprised of $4.3 million on land acquisition at Timok (six months ended June 30, 2017 – $0.4 million), $7.5 million on sustaining capital (six months ended June 30, 2017 – $5.8 million), $0.3 million on exploration and evaluation at Bisha (six months ended June 30, 2017 – $0.9), $0.6 million on decline construction at Timok (six months ended June 30, 2017 – $nil), $5.7 million on capitalized evaluation at Timok (six months ended June 30, 2017 – $nil) and $2.2 million of restricted cash that supports a bank guarantee in connection with a construction contract at the Timok Project (six months ended June 30, 2017 – $nil). The Company additionally used $3.4 million in relation to changes in non-cash working capital relating to investing activities (six months ended June 30, 2017 – cash generated of $2.4 million).

The Company used $16.0 million in its financing activities in the six months ended June 30, 2018, compared to $12.1 million in the six months ended June 30, 2017. In the six months ended June 30, 2018, $2.7 million of dividends were paid to Nevsun shareholders (six months ended June 30, 2017 – $13.3 million), and a $14.0 million distribution to non-controlling interests was made (six months ended June 30, 2017 - $4.0 million).

SUMMARY OF QUARTERLY RESULTS

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited) are presented below. Starting at the end of Q2 2016, the commissioning phase of the zinc flotation plant began. Costs directly attributable to the production of zinc concentrate incurred during this phase, which is defined by the processing of primary ore, were capitalized until commercial production was declared and sales of commercially produced material commenced in Q4 2016.

All figures in this table from Q3 2016 through Q3 2017 have been restated to reflect the Company’s voluntary change in accounting policy with respect to exploration and evaluation expenditures. Please refer to note 27 in the Company’s 2017 annual consolidated financial statements for more information.

(in millions of US dollars, unless otherwise noted)	2018 2nd	2018 1st	2017 4th (Restated)	2017 3rd (Restated)
Revenues	$76.4	$106.7	$80.6	$71.0
Earnings (loss) from mine operations	2.4	23.4	15.0	12.3
Net income (loss) for the period	(9.3)	0.5	2.1	(8.4)

Net loss attributable to Nevsun shareholders	(9.4)	(4.5)	(3.7)	(11.6)
Loss per share attributable to Nevsun shareholders – basic ($/share)	(0.03)	(0.01)	(0.01)	(0.04)
Loss per share attributable to Nevsun shareholders – diluted ($/share)	(0.03)	(0.01)	(0.01)	(0.04)

(in millions of US dollars, unless otherwise noted)	2017 2nd (Restated )	2017 1st (Restated )	2016 4th (Restated )	2016 3rd (Restated )
Revenues	$66.1	$71.6	$36.2	$22.9
Earnings (loss) from mine operations	(64.9)	11.8	(4.7)	17.7
Net income (loss) for the period	(84.2)	(9.1)	(17.9)	1.3

Net income (loss) attributable to Nevsun shareholders	(57.9)	(11.6)	(16.5)	(2.9)
Earnings (loss) per share attributable to Nevsun shareholders – basic ($/share)	(0.19)	(0.04)	(0.08)	(0.01)
Earnings (loss) per share attributable to Nevsun shareholders – diluted ($/share)	(0.19)	(0.04)	(0.08)	(0.01)

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any specialized financial arrangements to minimize its commodity price risk, investment risk or currency risk. There are no off-balance sheet arrangements.

COMMITMENTS AND CONTINGENCIES

LEGAL CLAIMS

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations. As a result, no contingent liabilities have been recorded in these interim financial statements.

CONTRACTUAL DISPUTE WITH CANACCORD

Canaccord Genuity Corp. (“Canaccord”) was an advisor to Reservoir in connection with the Company’s transaction (the “Transaction”) to acquire Reservoir and all of its assets, including the Timok Project. In early April 2016, Canaccord and Reservoir entered into an advisory agreement regarding a potential acquisition of control of Reservoir (the “April Advisory Agreement”). In September 2016, Canaccord filed a Notice of Claim in the British Columbia Supreme Court regarding the fees under the April Advisory Agreement.

The claim was heard in the British Columbia Supreme Court (“the Court”) on January 25 and 26, 2018. On April 27, 2018, the Court released its judgment concluding that the Transaction Fee under the April Advisory Agreement should total CAD$9.9 million. The decision was subsequently appealed by Canaccord and cross-appealed by Reservoir in May 2018. At June 30, 2018, the Company has accrued an additional CAD$3.9 million ($3.0 million) in administrative expenses, representing the Transaction Fee of CAD$9.9 million per the Court’s judgement less fees previously paid to Canaccord of CAD$6.0 million.

ENVIRONMENTAL BOND

As at June 30, 2018, the Company has arranged an annually renewable environmental bond for the Bisha Mine for $65.0 million (December 31, 2017 – $45.0 million) at a cost of 1% per annum.

OUTSTANDING SHARE DATA

As of July 26, 2018, the Company had 302,592,672 shares and 7,135,233 options issued and outstanding.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

A description of financial instruments and types of risks that the Company is exposed to and its objectives and policies for managing such risks is included in the Company’s Amended Annual Information Form for the year ended December 31, 2017, dated April 19, 2018, which is available on SEDAR at www.sedar.com.

The Company’s zinc and copper concentrates sales receivables and amounts refundable are carried at fair value as the receivables and payables are derivatives due to the provisional pricing of these sales contracts. The receivables and payables are measured using quoted forward market prices that correspond to the settlement date of the provisional pricing period for the estimated metals contained within the zinc and copper concentrates or direct shipment sales. There were no changes to the method of fair value measurement during the period. The Company’s zinc and copper concentrate trade receivables are carried at fair value. The fair values of the Company’s other financial assets and financial liabilities approximate their carrying amounts in the condensed consolidated interim balance sheet.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's consolidated annual financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 4 to the Company's 2017 annual consolidated financial statements, respectively, except as discussed below.

In preparing the condensed consolidated interim financial statements in accordance with the IAS 34, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. Revisions to estimates and the resulting effects on the carrying values of the Company’s assets and liabilities are accounted for prospectively.  For a description of the critical judgements in application of accounting policies and information about assumptions and estimation uncertainties, refer to the Company’s MD&A for the year ended December 31, 2017, which is available on SEDAR at www.sedar.com.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of management and the Company’s directors; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting using the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company’s internal control over financial reporting during the period ended June 30, 2018, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS

IFRS 9 – Financial Instruments

Effective January 1, 2018, the Company has adopted IFRS 9 – Financial Instruments. IFRS 9 provides three different measurement categories for non-derivative financial assets – subsequently measured at amortized cost, fair value through profit or loss or fair value through other comprehensive income – while all non-derivative financial liabilities are classified as subsequently measured at amortized cost. The category into which a financial asset is placed and the resultant accounting treatment is largely dependent on the nature of the business of the entity holding the financial asset. All financial instruments are initially recognized at fair value.

The implementation of the new standard has not had a material impact on the measurement of the Company’s reported financial results, however it has resulted in additional disclosures.

IFRS 15 – Revenue from Contracts with Customers

Effective January 1, 2018, the Company has adopted IFRS 15 – Revenue from Contracts with Customers. The new standard requires a methodology of recognizing revenue in line with the transfer of control of promised goods or services, and allocating revenue to separately identifiable goods or services identified within a contract, based on their relative stand-alone selling price. In order to facilitate this identification and allocation process, the new standard employs a five-step model with prescriptive steps and decision-making criteria.

The implementation of the new standard has not had a material impact on the Company’s reported financial results, however it has resulted in additional disclosures.

Voluntary change in accounting policy – Exploration and evaluation expenditures

Effective December 31, 2017, the Company implemented a voluntary change in accounting policy with respect to exploration and evaluation expenditures. As such, certain prior period amounts within this management’s discussion and analysis have been restated in accordance with the new policy. Refer to note 12 of the Company’s interim financial statements for the three and six months ended June 30, 2018 for additional disclosure regarding the effects of the change.

IFRS 16 - Leases

On January 1, 2019, the Company will adopt IFRS 16 – Leases, replacing IAS 17 – Leases. The new standard aims to bring most leases into which a lessee has entered on-balance sheet and provides new guidelines under which a lessee must evaluate and measure a contract that contains a lease. The new standard is likely to result in increases to both the asset and liability positions of lessees, as well as affect the reported depreciation expense and finance costs of these entities in the statement of profit or loss. The Company is currently evaluating the financial impact the new standard will have on its financial results.

QUALITY ASSURANCE

Mr. Peter Manojlovic, PGeo, and Vice President Exploration of Nevsun Resources Ltd. is a Qualified Person under the terms of NI 43-101 and has reviewed the exploration and mineral resource and reserve statements of this MD&A and approved its dissemination.

NON-GAAP PERFORMANCE MEASURES

This document includes non-GAAP performance measures, discussed below, that do not have a standardized meaning prescribed by IFRS. The performance measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these performance measures are commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company's performance. The Company uses these performance measures extensively in internal decision-making processes, including to assess how well the Bisha Mine is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team. The table below provides a reconciliation of these non-GAAP measures to the most directly comparable IFRS measures as contained within the Company's issued financial statements.

C1 CASH COST PER PAYABLE POUND SOLD

C1 cash cost per payable pound sold is a non-GAAP measure and represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, less by-product credits.  Royalties, depreciation, and depletion are excluded from the calculation of C1 cash cost per payable pound sold. The costs included in this definition comprise mine site operating and general and administrative costs, freight, treatment and refining charges, less by-product credits.

By-product credits are an important factor in determining the C1 cash costs per pound. The Company produces by-product metals, gold and silver, incidentally to zinc and copper production activities. Gold and silver are considered to be by-products as they generally represent less than 20% of revenues from concentrate.

Additionally, copper metal may also be considered a by-product in relation to zinc sales given that revenue from sales of copper concentrate may range from 20% to 30% of total revenue. Therefore, the Company has presented its C1 cash cost per payable pound sold of zinc on both a by-product basis (with gold, silver and copper as by-products), and on a co-product basis (with gold and silver as by-products). The presentation of both methods is intended to provide another illustrative representation of the net cost of zinc production at the Bisha Mine. Copper by-product credits are expected to vary period to period as sales quantities of copper concentrate may differ between quarters based on production quantities and the timing of shipments, and from metal prices movements.

The cash cost per payable pound sold will vary depending on the volume of by-product credits and the relative price of the by-products. The C1 cash cost per payable pound sold is calculated by dividing the total costs, net of the by-product credits, by payable pounds of metal sold. The calculation method is consistent on a period to period basis for purposes of meaningful comparison.

	(U.S. $000s, except per pound amounts)
	Zinc (copper as by-product)
	Q2 2018		Q2 2017		YTD 2018		YTD 2017
C1 cash cost per payable pound	Total	Per pound	Total	Per pound	Total	Per pound	Total	Per pound
Pounds of payable metal sold (millions)		53.8		34.3		107.2		87.2
Operating expenses and selling costs	$44,301	$0.82	$30,123	$0.88	$87,119	$0.82	$78,355	$0.90
Add:
Concentrate treatment and refining charges	1,234	0.02	1,599	0.05	2,395	0.02	7,582	0.09
Less:
Concentrate by-product credits	(7,437)	(0.13)	(8,382)	(0.24)	(20,370)	(0.19)	(15,496)	(0.18)
Total C1 cash cost	$38,098	0.71	$23,340	0.68	$69,144	$0.65	$70,441	0.81

	(U.S. $000s, except per pound amounts)
	Zinc (co-product)				Copper (co-product)
	Q2 2018		Q2 2017		Q2 2018		Q2 2017
C1 cash cost per payable pound	Total	Per pound	Total	Per pound	Total	Per pound	Total	Per pound
Pounds of payable metal sold (millions)		53.8		34.3		4.3		7.7
Operating expenses and selling costs	$44,301	$0.82	$30,123	$0.88	$7,592	$1.77	$14,812	$1.92
Add:
Concentrate treatment and refining charges	1,234	0.02	1,599	0.05	1,822	0.42	3,303	0.43
Less:
Concentrate by-product credits	(113)	-	(210)	(0.01)	(3,439)	(0.80)	(5,864)	(0.76)
Total C1 cash cost	$45,422	$0.84	$31,512	$0.92	$5,975	$1.39	$12,251	$1.59

	(U.S. $000s, except per pound amounts)
	Zinc (co-product)				Copper (co-product)
	YTD 2018		YTD 2017		YTD 2018		YTD 2017
C1 cash cost per payable pound	Total	Per pound	Total	Per pound	Total	Per pound	Total	Per pound
Pounds of payable metal sold (millions)		107.2		87.2		12.1		7.7
Operating expenses and selling costs	$87,119	$0.82	$78,355	$0.90	$21,900	$1.81	$14,812	$1.92
Add:
Concentrate treatment and refining charges	2,395	0.02	7,852	0.09	5,002	0.41	3,303	0.43
Less:
Concentrate by-product credits	(1,707)	(0.02)	(7,324)	(0.09)	(8,762)	(0.72)	(5,864)	(0.76)
Total C1 cash cost	$87,807	$0.82	$78,613	$0.90	$18,140	$1.50	$12,251	$1.59

RECONCILIATION OF REALIZED METAL PRICES

	Zinc		Copper
(in millions of US dollars, unless otherwise noted)	Q2 2018	Q2 2017	Q2 2018	Q2 2017
Total concentrate sales	$62,615	$39,706	$13,299	$20,423
Add (less):
Provisional and final pricing and quantity losses (gains) on concentrate sales	12,219	4,096	171	(686)
Concentrate sales, before pricing adjustments	$73,834	$43,802	$13,470	$19,737
Pound of payable metal sold (millions)	53.8	34.3	4.3	7.7
Realized price per payable pound sold, before pricing adjustments ($/lb)	$1.37	$1.28	$3.13	$2.56
Provisional and final pricing and quantity adjustments per payable pound sold ($/lb)	$(0.23)	$(0.12)	$(0.04)	$0.09
Realized price per payable pound sold ($/lb)	$1.14	$1.16	$3.09	$2.65
LME average price per pound ($/lb)	$1.41	$1.18	$3.12	$2.57

	Zinc		Copper
(in millions of US dollars, unless otherwise noted)	YTD 2018	YTD 2017	YTD 2018	YTD 2017
Total concentrate sales	$143,281	$107,558	$36,803	$20,423
Add (less):
Provisional and final pricing and quantity losses (gains) on concentrate sales	14,871	2,524	706	(686)
Concentrate sales, before pricing adjustments	$158,152	$110,082	$37,509	$19,737
Pound of payable metal sold (millions)	107.2	87.2	12.1	7.7
Realized price per payable pound sold, before pricing adjustments ($/lb)	$1.48	$1.26	$3.10	$2.56
Provisional and final pricing and quantity adjustments per payable pound sold ($/lb)	$(0.14)	$(0.03)	$(0.06)	$0.09
Realized price per payable pound sold ($/lb)	$1.34	$1.23	$3.04	$2.65
LME average price per pound ($/lb)	$1.48	$1.22	$3.14	$2.61

FORWARD LOOKING STATEMENTS

This management’s discussion and analysis contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. All statements, other than statements of historical facts, are forward looking statements including statements with respect to the Company’s Bisha Mine in Eritrea and its intentions for its Timok Upper Zone Project in Serbia (the “Timok Project”). The Company also cautions the reader that the PEA previously released in September 2017 and the PFS released in March 2018 on the Timok Project that support the technical feasibility or economic viability of the Timok Project, including the marketability of the concentrate, mining method, costs, processing, metal recoveries and any other technical aspects related to the Timok Project, are preliminary in nature and there is no certainty that the PEA or the PFS will be realized.

Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements are statements concerning the Company’s current beliefs, plans, objectives and expectations about the future, including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and development plans related to the Company, exploration activities, the adequacy of financial resources, anticipated production, processing and recoveries of zinc and copper, mineral reserve and resource estimates, mining efficiencies and access to mineral reserves, goals, strategies, future growth, planned future acquisitions, anticipated C1 cash costs to produce zinc or copper, resolution of metallurgical challenges from variable ore materials to produce concentrate and the ability to increase processing and recovery rates of zinc and copper, achievement of and timing for achievement of any key milestones including, planned mineral movement at the Bisha Mine and other events or conditions that may occur in the future regarding the Company or its projects.

The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in project parameters; changes in costs, including labour, infrastructure, operating and production costs; future prices of copper, gold, zinc, silver and other minerals; resource estimates and variations of mineral grade or recovery rates; metallurgical challenges on the variable ore materials being processed and if the significant improvements in recovery rates of zinc and copper will be maintained or that recoveries to initial design levels will be achieved; the ability to extend mine life beyond the current mine plans; operating or technical difficulties in connection with exploration; land acquisition; mining method, production profile and mine plan; other development or mining activities, including the failure of plant, equipment or processes to operate as anticipated; performance on ore production and waste movement and improvement in mining capability; delays in exploration, development and construction activities including commencement of the decline construction as planned; changes in government legislation and regulation; the ability to maintain and renew existing licenses and permits and the ability to obtain other required licences and permits in a timely manner or at all; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the ultimate outcome of various claims and litigation, the speculative nature of, and the risks involved in, the exploration, development and mining business including, without limitation, other risks that are more fully described in the Company’s Amended Annual Information Form for the fiscal year ended December 31, 2017 (the “AIF”) and the Company’s management discussion and analysis for the fiscal year ended December 31, 2017 (the “MD&A”), which are incorporated herein by reference.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our AIF and MD&A, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NYSE AMERICAN CORPORATE GOVERNANCE

The Company’s common shares are listed on NYSE American. Section 110 of the NYSE American company guide permits NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE American standards is posted on the Company’s website at http://www.nevsun.com/corporate/governance/nyse/ and a copy of such description is available by written request made to the Company.

CAUTIONARY NOTE REGARDING PREPARATION OF MINERAL AND RESERVES AND RESOURCES

The disclosure in this Management’s Discussion and Analysis uses mineral resource and mineral reserve classification terms that comply with Canadian securities laws that differ in certain material respects from the requirements of United States securities laws. Disclosure has been made in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’s Classification System. The NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the disclosure requirements of the SEC.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. Consequently, mineral resource and mineral reserve information contained in this Management’s Discussion and Analysis is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

The SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, mineral reserve estimates contained in this Management’s Discussion and Analysis may not qualify as “reserves” under SEC standards.

This Management’s Discussion and Analysis uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize these terms and U.S. companies are generally not permitted to use these terms in documents they file with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral “reserves.” Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.

Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with reporting standards in Canada, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in rare cases. In addition, disclosure of “contained ounces” or “contained pounds” in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this Management’s Discussion and Analysis may not be comparable to information made public by US domestic companies subject to the reporting and disclosure requirements of the SEC.